
November 3, 2021

Leo Greenstein
Chief Financial Officer
Tarsus Pharmaceuticals, Inc.
15440 Laguna Canyon Road, Suite 160
Irvine, California 92618

> **Re: Tarsus Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed on November 1, 2021**
> **File No. 333-260665**

Dear Mr. Greenstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at (202) 551-4461 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan J. Gunderson, Esq.